NO ACT

PE 12-24-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09004180

Received SEC

FEB 17 2009

Washington, DC 20549

February 17, 2009

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-17-09

Re: Bristol-Myers Squibb Company
Incoming letter dated December 24, 2008

Dear Ms. Goodman:

This is in response to your letter dated December 24, 2008 concerning the shareholder proposal submitted to Bristol-Myers by Kenneth Steiner. We also have received a letter on the proponent's behalf dated December 26, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 6 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 17, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bristol-Myers Squibb Company
Incoming letter dated December 24, 2008

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in the company's charter and bylaws that calls for a greater than simple majority vote, including the 75% provision in the charter, be changed to a majority of the votes cast for and against related proposals, in compliance with applicable laws.

We are unable to concur in your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Bristol-Myers may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Damon Colbert
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 26, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Bristol-Myers Squibb Company (BMY)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This is the first response to the company December 24, 2008 no action request regarding this rule 14a-8 proposal with the following text:

Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes the 75% provision in our Charter.

Statement of Kenneth Steiner

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. Also our supermajority vote requirement(s) can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The company failed to address this 67% two-thirds supermajority text in its May 2005 Charter (emphasis added):

The affirmative vote of the holders of at least ***two-thirds*** of the Preferred Stock at the time outstanding voting only as a class shall be required to make effective any amendment to the Certificate of Incorporation or by-laws of the corporation altering materially any existing provisions of the Preferred Stock, or authorizing a class of preferred stock ranking prior to the Preferred Stock as to dividends or assets, and the affirmative vote of the holders of at least a majority of the Preferred Stock at the time outstanding voting only as a class shall be required to make effective any amendment to the Certificate of Incorporation of the corporation authorizing the issuance of or any increase in the authorized amount of any class of preferred stock ranking on a parity with or increasing the number of authorized shares of the Preferred Stock.

Additionally the company appears to have a widespread practice of applying grayscale like the attached exhibit to shareholder exhibits. This makes them more difficult to read and could hamstring any attempt to fax these exhibits.

For these initial reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Sandra Leung <sandra.leung@bms.com>

2. 10,000,000 shares of Preferred Stock of the par value of One Dollar ($1.00) per share.

No holder of shares of any class of stock of the corporation as such shall have any preemptive or other right to subscribe for or purchase any shares of any class of stock of the corporation, or any securities convertible into shares of stock of any class, which at any time may be issued or sold by the corporation, other than such right, if any, as the board of directors in its discretion may determine.

A description of the different classes of stock of the corporation and a statement of the designations, powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, fixed by the Certificate of Incorporation, and the express grant of authority, to the board of directors to fix by resolution or resolutions certain thereof not so fixed, are as follows:

PREFERRED STOCK

The affirmative vote of the holders of at least two-thirds of the Preferred Stock at the time outstanding voting only as a class shall be required to make effective any amendment to the Certificate of Incorporation or by-laws of the corporation altering materially any existing provisions of the Preferred Stock, or authorizing a class of preferred stock ranking prior to the Preferred Stock as to dividends or assets, and the affirmative vote of the holders of at least a majority of the Preferred Stock at the time outstanding voting only as a class shall be required to make effective any amendment to the Certificate of Incorporation of the corporation authorizing the issuance of or any increase in the authorized amount of any class of preferred stock ranking on a parity with or increasing the number of authorized shares of the Preferred Stock.

If and whenever accrued dividends on the Preferred Stock shall not have been paid or declared and a sum sufficient for the payment thereof set aside, in an amount equivalent to six quarterly dividends on all shares of all series of the Preferred Stock at the time outstanding, then and in such event, the holders of the Preferred Stock, voting separately as a class, shall be entitled to elect two directors at the next annual or special meeting of the stockholders. Such right of the holders of the Preferred Stock to elect two directors may be exercised until dividends in default on the Preferred Stock shall have been paid in full or declared and a sum sufficient for the payment thereof set aside, and when so paid or provided for, then the right of the holders of the Preferred Stock to

elect such number of directors shall cease, but subject always to the same provisions for the vesting of such voting rights in the case of any such future dividend default or defaults. During any time that the holders of the Preferred Stock, voting as a class, are entitled to elect two directors as hereinabove provided, the holders of any series of Preferred Stock entitled to participate with the holders of Common Stock in the election of directors shall not be entitled to participate with the holders of the Common Stock in the election of any other directors.

At any annual or special meeting of the stockholders or any adjournment thereof at which the holders of Preferred Stock shall be entitled to elect two directors, if the holders of at least a majority of the shares of the Preferred Stock then outstanding shall be present or represented by proxy, then, by vote of the holders of at least a majority of the shares then present or so represented at such meeting, the then authorized number of directors of the corporation shall be increased by two, and at such meeting, the holders of the shares of Preferred Stock, voting as a class, shall be entitled to elect the additional directors so provided for. Whenever the holders of Preferred Stock shall be divested of special voting power as herein provided, the terms of all persons elected as directors by the holders of the shares of Preferred Stock as a class shall forthwith terminate, and the authorized number of directors of the corporation shall be reduced accordingly.

The Board of Directors is hereby expressly authorized, by resolution or resolutions from time to time adopted, to provide for the issuance of the Preferred Stock in series and to fix and state, to the extent not fixed by the provisions hereinabove set forth and subject to limitations prescribed by law, the voting powers, designations, preferences and relative, participating, optional and other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof, including, but not limited to, determination of any of the following:

(a) the distinctive serial designation and the number of shares constituting the series;

(b) the dividend rate, whether dividends shall be cumulative and, if so, from which date, the payment date or dates for dividends, and the participating or other special rights, if any, with respect to dividends;

of Incorporation or By-laws or of any statute inconsistent with this Article THIRTEENTH, shall eliminate or reduce the effect of this Article THIRTEENTH, in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of an inconsistent provision.

IN WITNESS WHEREOF, said Bristol-Myers Squibb Company has caused its corporate seal to be hereunto affixed and this certificate to be signed John L. McGoldrick, Executive Vice President and General Counsel, and attested by Sandra Leung, its Vice President and Secretary, this 20th day of May, 2005.

BRISTOL-MYERS SQUIBB COMPANY

By /s/ John L. McGoldrick

John L. McGoldrick
Executive Vice President and
General Counsel

Attest:

By /s/ Sandra Leung

Sandra Leung
Vice President and Secretary

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. James D. Robinson
Chairman
Bristol-Myers Squibb Company (BMY) MODIFIED NOV 24, 2008
345 Park Ave
New York NY 10154

Rule 14a-8 Proposal

Dear Mr. Robinson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner 10-9-08
Date

cc: Sandra Leung <sandra.leung@bms.com>
Corporate Secretary
Phone: 212 546-4000
PH: 212-546-4260
FX: 212-605-9622
Sonia Vora <Sonia.Vora@bms.com>
Assistant Corporate Secretary
PH: 609-897-3598
FX: 609-897-6017

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington. D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

December 24, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 11810-00003

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bristol-Myers Squibb Company; Stockholder Proposal of John Chevedden (Steiner)*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Bristol-Myers Squibb Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") under the name of Kenneth Steiner as his nominal proponent.

The Company received a stockholder proposal from the Proponent dated October 25, 2008 (the "Original Proposal"). The Proponent subsequently submitted the Proposal, which is a revised version of the Original Proposal, dated November 24, 2008. The differences between the Original Proposal and the Proposal are small, and the Company has accepted the Proposal in lieu of the Original Proposal. This request addresses only the Proposal.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal is captioned "Adopt Simple Majority Vote" and requests that the Company "take the steps necessary so that each shareholder voting requirement in [the] charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes the 75% provision in [the] Charter." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proponent does not satisfy the ownership requirements of Rule 14a-8(b) for the reasons addressed in a separate no-action request submitted concurrently herewith, and accordingly that the Proposal is excludable on that basis. In addition, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

A. Background—Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management. . . ." Exchange Act Release No. 12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8([i])(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to

> permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose.

Exchange Act Release No. 20091, at § II.E.6 (August 16, 1983). The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed the position that substantial implementation is sufficient grounds for exclusion of a proposal. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

As discussed below, the Company has substantially implemented the Proposal by removing all supermajority voting requirements, with the exception of one such requirement that is in place to protect stockholders. Last year, the Staff concurred that the Company could exclude a substantially similar proposal on the same grounds. Thus, we request the Staff to concur in our view that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(10).

B. Action By the Company's Board of Directors and Stockholders to Amend the Certificate Substantially Implements the Proposal

In 2005, the Company's Board of Directors (the "Board') recommended and stockholders approved a Restated Certificate of Incorporation (the "Certificate"), which eliminated supermajority vote requirements for stockholders: (1) to remove any director or the entire Board from office; or (2) to amend various provisions in the Certificate relating to selection and removal of the Company's directors, the Board's authority to alter the Company's Bylaws, and the method for stockholders to take action. The only supermajority provision that the Board recommended remain in the Certificate is the supermajority vote requirement to return to a classified board structure. In this regard, the Company's classified board structure was phased out beginning in 2003, when the Board recommended that stockholders vote in favor of a Company proposal to declassify the Board following majority votes on stockholder proposals to declassify the Board in 2001 and 2002. In the 2003 proxy statement, the Board stated that the Company's "investors have come to view classified boards as having the effect of reducing the accountability of directors to stockholders because classified boards limit the ability of stockholders to evaluate and elect all directors on an annual basis."

C. The Amendments to the Certificate Substantially Implement the Proposal

The Proposal is substantially similar to a proposal that the Proponent submitted to the Company last year (the "2008 Proposal") and that the Staff concurred could be excluded under Rule 14a-8(i)(10) as substantially implemented. *See Bristol-Myers Squibb Co.* (avail. Feb. 26, 2008). Since last year, the Proponent has revised the Proposal to refer explicitly to the Certificate provision imposing a 75% voting requirement to return to a classified board structure. This provision was in the Certificate last year, when the Staff concurred that the Company could omit the 2008 Proposal from its proxy materials and does not stand in the way of the Proposal being substantially implemented.

By eliminating all supermajority vote requirements in its Certificate with the exception of the supermajority vote required to return to a classified board structure, the Company has substantially implemented the Proposal. It is well-established under Staff precedent that a company may exclude a stockholder proposal requesting elimination of supermajority vote provisions pursuant to Rule 14a-8(i)(10) when a company's board of directors has approved amendments to its certificate of incorporation to eliminate all supermajority provisions contained in the certificate of incorporation and represents that it will recommend such amendments be adopted by stockholders at the next annual meeting. *See FedEx Corp.* (avail. June 26, 2006); *Northrop Grumman Corp.* (avail. Mar. 28, 2006); *Energy East Corp.* (avail. Mar. 21, 2006); *Citigroup Inc.* (avail. Mar. 10, 2006); *Baxter International Inc.* (avail. Feb. 26, 2006); *Johnson & Johnson* (avail. Feb 13, 2006); *Bristol-Myers Squibb Co.* (avail. Feb. 14, 2005); *Electronic Data Systems Corp.* (avail Jan. 24, 2005); *The Home Depot, Inc.* (avail. Mar. 28. 2002) (granting, in each case, no-action relief under Rule 14a-8(i)(10) to a company that intended to omit from its proxy materials a stockholder proposal that was nearly identical to the Proposal, based on actions by the company's board of directors to approve amendments to its certificate of incorporation and/or bylaws to remove supermajority voting provisions and to recommend to its stockholders that they approve those amendments at the next annual meeting of stockholders). *See also Allegheny Energy, Inc. (Medice)* (avail. Feb 14, 2005) (granting no-action relief to a company that intended to omit from its proxy materials a stockholder proposal that was nearly identical to the Proposal, where the company's stockholders had approved amendments to its certificate of incorporation and bylaws to remove supermajority voting provisions, and where the board of directors had taken further actions to finalize those amendments).

According to the Proposal's supporting statement, the Proponent is seeking to eliminate supermajority voting provisions from the Company's Certificate and Bylaws in order to "initiate improvements in our company's corporate governance and in individual director performance." In 2005, as stated above, amendments to the Certificate eliminated all supermajority vote provisions except for the supermajority vote required to return to a classified board structure. This remaining supermajority vote requirement is aligned with the Proposal's goals of improving corporate governance and individual director performance. Classified boards can be used as a tool to entrench board members and protect them from accountability to stockholders. It is more difficult to remove directors serving on classified boards, which makes it harder for stockholders to remove non-performing directors, making directors less accountable to stockholders. Section 141(k) of the Delaware General Corporation Law provides that "[a]ny director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors." However, there is an exception for directors serving on classified boards. At companies with classified boards, "[u]nless the certificate of incorporation otherwise provides . . . shareholders may effect such removal only for cause." As commentators have noted, "most shareholders view annual board elections as an essential ingredient in maintaining corporate accountability" and "directors are more likely to act in shareholders' best interests when they know that they may be turned out of office." Patrick S. McGurn, *Classification Cancels Corporate Accountability*, 55 STAN. L. REV. 839, 841 (2002); *see also* Arthur J. Fleischer, Jr. and Alexander R. Sussman, *Takeover Defense*, § 6.05(A) (6th ed. 2000).

A stockholder proposal may be excluded as substantially implemented in reliance on Rule 14a-8(i)(10) when a company has met the essential objective of the proposal, even where the proposal has been implemented in a manner that does not correspond exactly with the request of the proponent. *See Texaco, Inc.* (avail Mar. 28, 1991) (concurring that a proposal could be excluded where the company had met its essential objective, and noting that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal"). Precedent indicates that the Staff consistently has concurred with the exclusion of proposals as substantially implemented where the essential objectives of the proposal have been met. In *Allegheny Energy, Inc (Medice)* (avail. Feb. 25, 2006), the Staff concurred in the exclusion of a stockholder proposal requesting that the company "adopt [a] simple majority vote," where the company had taken steps to remove supermajority vote requirements to the extent allowed under state law. Though one voting provision still required more than a simple majority vote, the Staff concurred that the company had met the essential objectives of the proposal. *See also Hewlett-Packard Co.* (avail. Dec. 11, 2007); *Honeywell International Inc. (Service Employees International Union)* (avail. Feb 21, 2007); *Anheuser-Busch Cos., Inc.* (avail. Jan 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Co.* (avail. Apr. 5, 2002); *The Gap, Inc.* (avail. Mar. 16, 2001); *Masco Corp.* (avail. Mar. 29, 1999) (in each case, concurring in the exclusion of a stockholder proposal under Rule 14a-8(i)(10) as substantially implemented where the essential objective of the proposal had been met).

In the instant case, the Proposal's essential objective is to eliminate all of the Company's supermajority vote provisions in order to improve corporate governance and individual director performance. The Company has met this objective by removing all supermajority vote requirements that could be viewed as inconsistent with these goals. The one remaining supermajority vote requirement in its Certificate—to return to a classified board structure—is aligned with the Proposal's goals.

Accordingly, we believe that the Company has substantially implemented the Proposal, and we request that the Staff concur that the Proposal may be excluded from the 2009 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Sandra Leung, the Company's Senior Vice President, General Counsel and Secretary, at (212) 546-4260.

Sincerely,

Amy L. Goodman

ALG/acp
Enclosures

cc: Sandra Leung, Bristol-Myers Squibb Company
John Chevedden
Kenneth Steiner

100571781_5.DOC

EXHIBIT A

From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Saturday, October 25, 2008 11:52 PM
To: Sandra Leung
Cc: Sonia Vora
Subject: Rule 14a-8 Proposal (BMY)

Attachments: CCE00000.pdf

CCE00000.pdf (295 KB)

Please see the attachment.

Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James D. Robinson
Chairman
Bristol-Myers Squibb Company (BMY)
345 Park Ave
New York NY 10154

Rule 14a-8 Proposal

Dear Mr. Robinson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner

10-9-08
Date

cc: Sandra Leung <sandra.leung@bms.com>
Corporate Secretary
Phone: 212 546-4000
PH: 212 546-4260
FX: 212 605-9622
Sonia Vora <Sonia.Vora@bms.com>
Assistant Corporate Secretary
PH: 609-897-3538

[BMY: Rule 14a-8 Proposal, October 25, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes the 75% provision in our Charter.

Statement of Kenneth Steiner

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. Also our supermajority vote requirement(s) can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

Our directors made sure that we could not vote on this established topic at our 2008 annual meeting. Reference: *Bristol-Myers Squibb Company* (February 26, 2008) no action letter available through SECnet http://secnet.cch.com.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic won up to 89% support at the following companies in 2008:

Eli Lilly (LLY)	64%
Lowe's (LOW)	70%
McGraw-Hill (MHP)	74%
Amgen (AMGN)	79%
FirstEnergy (FE)	79%
Whirlpool (WHR)	79%
Lear Corp. (LEA)	88%
Liz Claiborne (LIZ)	89%

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm rated our company "High Concern" in executive pay.
- Our directors served on boards rated "D" by The Corporate Library:

James Cornelius	DIRECTV (DTV)
Vicki Sato	Alnylam Pharmaceuticals (ALNY)
Togo West	Krispy Kreme (KKD)

- Vicki Sato and Togo West also served on our nomination/compensation combined board committee.
- Togo West was designated a "Problem Director" by TCL due to his Krispy Kreme board service and the Krispy Kreme bankruptcy.
- Togo West was also designated an "Accelerated Vesting" director for involvement with accelerating the vesting of stock options to avoid recognizing the related expense.
- Lewis Campbell and Laurie Glimcher were two more "Accelerated Vesting" directors on our board.
- Leif Johansson was potentially overextended with 4 board seats. Plus he served on our audit and nomination/compensation committees.
- Louis Freeh received 5-times as many withheld votes compared to some of our directors.

Additionally:

- We had no shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.
  3) Call a special meeting.

Our management should take the lead and adopt the above three items instead of leaving it to shareholders to take the initiative in proposing such improvements.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Reference:
Notwithstanding anything contained in this Certificate of

incorporation to the contrary, the affirmative vote of the holders of at least *75% of the outstanding shares of stock* of the corporation entitled to vote generally in the election of directors, voting together as a single class, *shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article* <u>*EIGHTH*</u> *(a).*

From:	olmsted | *** FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, November 24, 2008 9:37 PM
To:	Sandra Leung
Cc:	Sonia Vora
Subject:	Rule 14a-8 Proposal (BMY) SMV

Attachments: CCE00012.pdf

CCE00012.pdf (298 KB)

ear Ms. Leung,
Please see the attachment.
Sincerely,
John Chevedden

BMY

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James D. Robinson
Chairman
Bristol-Myers Squibb Company (BMY) MODIFIED NOV 24, 2008
345 Park Ave
New York NY 10154

Rule 14a-8 Proposal

Dear Mr. Robinson,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner 10-9-08
Date

cc: Sandra Leung <sandra.leung@bms.com>
Corporate Secretary
Phone: 212 546-4000
PH: 212 546-4260
FX: 212 605-9622
Sonia Vora <Sonia.Vora@bms.com>
Assistant Corporate Secretary
PH: 609-897-3538
FX: 609-897-6217

[BMY: Rule 14a-8 Proposal, October 25, 2008, Modified November 24, 2008]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes the 75% provision in our Charter.

Statement of Kenneth Steiner

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. Also our supermajority vote requirement(s) can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

Our directors made sure that we could not vote on this established topic at our 2008 annual meeting. Reference: *Bristol-Myers Squibb Company* (February 26, 2008) no action letter available through SECnet http://secnet.cch.com.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic won up to 89% support at the following companies in 2008:

Eli Lilly (LLY)	64%
Lowe's (LOW)	70%
McGraw-Hill (MHP)	74%
Amgen (AMGN)	79%
FirstEnergy (FE)	79%
Whirlpool (WHR)	79%
Lear Corp. (LEA)	88%
Liz Claiborne (LIZ)	89%

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay.
- Our directors served on boards rated "D" by The Corporate Library:

James Cornelius	DIRECTV (DTV)
Vicki Sato	Alnylam Pharmaceuticals (ALNY)
Togo West	Krispy Kreme (KKD)

- Vicki Sato and Togo West also served on our combined nomination/compensation committee.
- Togo West was designated a "Problem Director" by TCL due to his involvement with Krispy Kreme and its bankruptcy.
- Togo West was also designated an "Accelerated Vesting" director for accelerating stock option vesting to avoid recognizing the related cost.
- Lewis Campbell and Laurie Glimcher were two more "Accelerated Vesting" directors on our board.
- Leif Johansson was potentially overextended with 4 board seats. Plus he served on our audit committee and combined nomination/compensation committee.
- Louis Freeh received 5-times as many withheld votes compared to some of our directors.
- We had no shareholder right to:

  Cumulative voting.

Act by written consent.
Call a special meeting.
Vote on Executive Pay.

• Our management should take the lead and adopt the above four items instead of leaving it to shareholders to take the initiative in proposing improvements.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Reference:

Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 75% of the outstanding shares of stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article EIGHTH (a).

Bristol-Myers Squibb Company

Sonia Vora
Senior Counsel and Assistant Corporate Secretary

777 Scudders Mill Road, Plainsboro, NJ 08536
Tel 609-897-3538 Fax 609-897-6217
sonia.vora@bms.com

November 6, 2008

VIA EMAIL

Mr. John Chevedden
Email FISMA & OMB Memorandum M-07-16 ***

RE: Stockholder Proposal of Kenneth Steiner

Dear Mr. Chevedden:

On behalf of Bristol-Myers Squibb Company, I acknowledge receipt by email on October 25, 2008 of the stockholder proposal of Kenneth Steiner relating to the adoption of a simple majority vote in our Charter and Bylaws.

Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, kindly provide to me proof of ownership of Bristol-Myers Squibb securities in excess of $2,000. You may fax this information to me at 609-897-6217. Per the Rule, please provide this information within 14 days from the date you receive this letter.

Very truly yours,

Sonia Vora
Senior Counsel & Assistant
Corporate Secretary

From: olmsted | *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 11, 2008 11:09 AM
To: Sonia Vora
Cc: Sandra Leung
Subject: Rule 14a-8 Broker Letter (BMY) SMV

Attachments: CCE00001.pdf

CCE00001.pdf (60 KB)

Dear Ms. Vora,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

DJF

DISCOUNT BROKERS

Date: 10 Nov 2008

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number [redacted], held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2700 shares of Bristol Meyers Squibb; having held at least two thousand dollars worth of the above mentioned security since the following date: 1/28/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-11-08	# of pages ▶
To Sandra Lau	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # FISMA & OMB Memorandum M-07-16	
Fax # 609-897-6117	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

END